Sino Gas International Holdings, Inc.

No 18. Zhong Guan Cun Dong St.

Haidan District, Beijing 100083, PRC

December 10, 2013

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sino Gas International Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 11, 2013

File No. 000-51364

Dear Ms. Thompson:

On behalf of Sino Gas International Holdings, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 12, 2013 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”). We have also revised the 10-K in response to the Staff’s comments and are filing concurrently with this response Amendment No. 1 to the 10-K (the “10-K/A”), which reflects the revisions discussed herein. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures

Management’s Report of Internal Control over Financial Reporting, page 45

1.	Within the second paragraph of page 46, you disclose management concluded that, as of December 31, 2012, your internal control over financial reporting (“ICFR”) had significant deficiencies. Item 308(a)(3) of Regulation S-K requires the inclusion of a statement as to whether or not ICFR is effective as of the end of the most recent fiscal year. Please revise to specifically disclose management’s assessment as to whether or not ICFR was effective.

Response:

The Company has included the requested disclosure in the 10-K/A.

Consolidated Statements of Stockholders’ Equity, page F-7

2.	We note your presentation of comprehensive income on page F-7 within your consolidated statements of stockholders’ equity. ASU 2011-05 eliminated the option to present the components of comprehensive income as part of the statement of changes in stockholders’ equity, and instead required the presentation of either a single continuous statement of comprehensive income or in two separate but consecutive statements. Please revise to include one of the two options for presenting comprehensive income in accordance with ASC 220-10-45. Refer also to ASC 220-10-55. Additionally, please request your independent registered public accountant to revise the scope paragraph of its report on page F-1 to include the statement of comprehensive income.

Response:

The Company has included the requested revisions in the 10-K/A.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com and, in the case of our response to Comment 10, to Thomas Wardell, McKenna Long & Aldridge LLP, 303 Peachtree Street, Suite 5300, Atlanta, GA 30308; Telephone: 404-527-4990.

Sincerely, Yuchuan Liu Chief Executive Officer